

July 30, 2014

Via E-mail
Darrell Lee
Chief Financial Officer
MOCON, Inc.
7500 Mendelssohn Avenue North
Minneapolis, MN

      Re: **MOCON, Inc.**
                Form 10-K for the Fiscal Year Ended December 31, 2013
                Filed March 28, 2014
                File No. 000-09273

Dear Mr. Lee:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Sales, page 26

1.   Given your disclosure on page 26 regarding your acquired business' $5.8 million contribution to sales, it appears that product sales for your package testing segment excluding the acquisition decreased. Please tell us the reasons for the decrease and please ensure that your future filings include disclosure regarding material changes and the reasons for those changes.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Brian Soares at (202) 551-3580 or Tim Buchmiller at (202) 551-3635 with any questions.

Sincerely,

/s/ Tim Buchmiller for

Russell Mancuso
Branch Chief

cc (via e-mail): Phillip B. Martin
                 Oppenheimer, Wolff & Donnelly LLP